Sub-Item 77I - Terms of New
 or Amended Securities	Y

Pursuant to Amendment to Declaration
 of Trust of Aetna GET Fund (the "Trust"), effective March 31, 1999, the Board of
 Trustees of the Fund divided the shares
 of beneficial interest of the Trust into and established a separate series ("GET E") distinct from shares of the Trust previously issued.

Shares of GET E have voting powers and
 redemption rights as referred to in the
 Amendment to the Declaration of Trust
 (see Sub-Item 77Q1(a)).


Pursuant to Amendment to Declaration of
 Trust of Aetna GET Fund (the
 "Trust"), effective
June 28, 1999, the Board of Trustees of
 the Fund divided the shares of beneficial interest of the Trust into and established a separate series ("GET G") distinct from shares of the Trust previously issued.

Shares of GET G have voting powers and
 redemption rights as referred to in
 the Amendment to the Declaration of
 Trust (see Sub-Item 77Q1(a)).